MOVATIC LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	For the Period August 12, 2016 (Inception) to December 31, 2016
Cash flows from operating activities:		
Net income (loss)	(240)	$ 8,046
Changes in operating assets and liabilities:		
credit card payable	1,102	(362)
Net cash provided by operating activities	862	7,684
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from long-term debt	-	-
Net cash provided by financing activities	-	-
Net cash increase for period	862	7,684
Cash at beginning of period	7,684	-
Cash at end of period	$ 8,546	$ 7,684
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -